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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒	No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)

February 5, 2003	By:	/s/ P.D. Lafrance P.D. Lafrance — Assistant Secretary

[FALCONBRIDGE LOGO]
Falconbridge Limited Suite 1200, 95 Wellington Street West Toronto, Canada M5J 2V4 Telephone 416/956-5700 Telex 065-24211 Rapifax 956-5757

FALCONBRIDGE REPORTS PROFIT OF $73.4 MILLION IN 2002
Fourth quarter earnings total $33.1 million

FOR IMMEDIATE RELEASE

February 5, 2003, TORONTO, Ontario — Falconbridge Limited today reported consolidated earnings of $73.4 million (34 cents per common share) for 2002, compared with earnings of $16.0 million (2 cents per common share) for 2001.

Earnings of $33.1 million (17 cents per common share) were reported for the fourth quarter 2002, compared with a loss of $20.5 million (a loss of 13 cents per common share) for the fourth quarter 2001.

Falconbridge President and Chief Executive Officer Aaron Regent said, "We've benefited this quarter from an overall improvement in our production performance and from higher nickel prices. We expect to maintain this momentum throughout 2003, as nickel prices are forecast to remain buoyant and copper prices are positioned to improve."

Management's Discussion & Analysis

2002 results

        Operating income during 2002 increased by $110.6 million to $136.7 million from $26.1 million for 2001. Revenues for the year ended December 31, 2002 increased by $255.8 million to $2,394.0 million. The increased revenues result from higher average realized prices for nickel and copper offset by lower zinc and cobalt prices; higher sales volumes of nickel, copper, zinc and cobalt; and, a more favourable exchange rate in 2002 relative to 2001. Lower deliveries and prices of platinum and palladium also negatively impacted the results. Cash flow from operations was $341.4 million, down from $354.0 million in 2001.

Fourth quarter 2002 results

        Fourth quarter operating income of $54.9 million compared with an operating loss of $28.1 million in the fourth quarter of 2001. Fourth quarter consolidated revenues of $695.1 million compared with $513.7 million for the same period of 2001. Both increases reflect higher average realized prices for nickel and copper, which rose 39% and 11% respectively from the same period last year, and higher sales volumes of nickel, copper and zinc. A higher average realized foreign exchange rate contributed to higher revenues relative to 2001. During the quarter, cash flow from operations improved to $120.8 million from $91.7 million for the same period of 2001.

Operations

Nickel Operations

        During the quarter, refined nickel production totaled 27,400 tonnes compared with 22,300 tonnes a year ago. Due to significantly improved nickel prices, operating income for the quarter increased to $50.2 million from an operating loss of $13.1 million a year ago. For the year, Falconbridge's refined nickel production totaled 91,800 tonnes as compared with 89,900 tonnes in 2001.

Integrated Nickel Operations (INO)

        Production from the Sudbury mines was essentially on plan in the quarter but lower than in the corresponding period of 2001 due to lower mine tonnage and grades. For the year, nickel in concentrate production increased from 25,200 tonnes in 2001 to 27,800 tonnes. Nickel in concentrate production in 2003 is planned at 26,500 tonnes.

At Raglan, metal production exceeded output in the corresponding quarter of 2001 as a shortfall in tonnage was more than offset by mining higher grade ore. Nickel in concentrate production for the year remained unchanged at 24,600 tonnes. In 2003, nickel in concentrate production is planned at 24,500 tonnes.

During the quarter, the Sudbury smelter produced record amounts of nickel and copper in matte. The smelter effectively operated at a capacity rate of 72,000 tonnes per year of nickel in matte, compared with the previous capacity estimate of 65,000 tonnes per year.

The Nikkelverk refinery established new production records for nickel, cobalt and precious metals during the quarter and also confirmed the annual capacity rates for nickel, cobalt and copper. For the year, annual nickel production totaled 68,500 tonnes which was slightly higher than the 2001 level of 68,200 tonnes. Based on planned increases in custom feed deliveries, production of nickel in 2003 is planned at 72,000 tonnes.

The INO's operating income for the three months ended December 31, 2002 was $52.0 million as compared to $4.4 million for the same period of 2001. The increase is related to significantly higher nickel prices and improved copper prices, higher sales of nickel, copper and cobalt, and a more favourable exchange rate. These items were offset in part by lower precious metal revenues.

Falconbridge Dominicana, C. por A. (Falcondo)

        Production at Falcondo during the quarter — while higher than for the same period of 2001 which included the start of a three month shutdown — was restricted because of required maintenance at the power plant and the shortage of oil caused by the Venezuelan national strike. (Falcondo has secured new oil supplies until the end of February and potentially into mid-March.) In 2002, Falcondo's annual nickel in ferronickel production was 23,300 tonnes, up from 21,700 tonnes in 2001. Nickel production for 2003 is forecast at 27,000 tonnes.

Falcondo reported an operating loss of $1.8 million for the three months ended December 31st, 2002 as compared with an operating loss of $17.5 million for the same period of 2001. The improved contribution reflects a higher ferronickel selling price, higher sales volumes and the impact of shutdown costs on fourth quarter 2001 results, which offset the impact of higher oil costs.

Copper Operations

        During the quarter, mined copper production totaled 82,900 tonnes compared with 90,700 tonnes a year ago. Due to higher sales volumes and higher realized prices, operating income increased to $19.4 million, up from $6.7 million a year ago. For the year, Falconbridge's mined copper production totaled 327,300 tonnes as compared with 290,000 tonnes in 2001.

Kidd Operations

        Mine production was down slightly for the quarter, while metallurgical production during the quarter was higher compared to last year's levels. Copper blister output in 2002 increased to 144,100 tonnes, while copper cathode production rose to 146,500 tonnes. Zinc plant production increased 5,200 tonnes to 145,300 tonnes in 2002. The Metallurgical site set new records for refined copper and zinc production, up 15% and 4% respectively from last year.

In 2003, copper in concentrate from the mine is expected to total 48,000 tonnes while zinc in concentrate is forecast at 95,000 tonnes. Copper cathode production in 2003 is estimated at 132,000 tonnes while production of zinc is estimated at 145,000 tonnes.

Kidd incurred an operating loss of $23.8 million for the three months ended December 31, 2002, compared to an operating loss of $24.9 million for the corresponding quarter of 2001.

Collahuasi

        Collahuasi experienced another strong production quarter. Falconbridge's share of Collahuasi's annual copper production totaled 185,000 tonnes, as compared with 193,100 tonnes in 2001. Falconbridge's share of cathode from the oxide plant reached 26,700 tonnes, while production of copper in concentrate was 158,300 tonnes. Falconbridge's share of total copper production in 2003 is forecast at 168,000 tonnes.

During the quarter, the Collahuasi Board of Directors approved the construction of a new grinding circuit at the Ujina concentrator. This is part of the Ujina to Rosario transition project, which also involves transferring mine production from the Ujina to the Rosario orebody in June of 2004. The project will increase Collahuasi's concentrator design capacity to 110,000 tonnes per day from 60,000 tonnes per day, compensating for an expected decline in ore grade and thereby enabling Collahuasi to maintain copper production at current levels. The total capital cost of the transition and concentrator expansion project is estimated at U.S.$654 million, with Falconbridge's 44% share of this cost totaling U.S.$288 million.

Falconbridge's share of Collahuasi's operating income for the three months ended December 31, 2002 was $35.1 million as compared with $28.8 million for the fourth quarter of 2001. The increase reflects slightly higher sales volumes and a significant improvement in prices.

Lomas Bayas

        Lomas Bayas also recorded strong production levels during the quarter. Production for the year reached 59,300 tonnes of copper cathode compared with 56,300 tonnes in 2001 (Falconbridge's share was 24,700 tonnes). Copper production in 2003 is forecast at 58,000 tonnes.

Lomas Bayas's operating income for the three months ended December 31, 2002 was $8.1 million as compared to $2.8 million for the fourth quarter of 2001.

Liquidity and Capital Resources

        Cash generated from operations totaled $341.4 million compared with $354.4 million for 2001. Capital expenditures and deferred project costs were $357.7 million for the year. The net increase in borrowings was $155.2 million. During 2002, dividends totaling $82.3 million were paid.

Cash resources stood at $259.9 million at December 31, 2002. The net debt to net debt plus equity ratio increased to 44% from 42% last year.

Other developments

        There was a net gain on metal positions during the quarter of $2.2 million pre-tax and an overall pre-tax loss of $4.9 million for the year.

The total inferred resource at Nickel Rim South has increased from 4.6 million tonnes of 2.2% nickel and 4.9% copper to 6.3 million tonnes of 1.7% nickel and 3.4% copper. The new resource figure includes a footwall-hosted resource of 3.8 million tonnes of 1.7% nickel and 5.1% copper. Further drilling of the resource will begin immediately and will be completed in June of 2003.

Dividend payments

        On February 5, 2003 the Board of Directors declared dividends of 10 cents per Common Share payable March 3, 2003 to shareholders of record February 17, 2003 and of 2 cents per Preferred Share Series 1 payable March 1, 2003 to shareholders of record February 17, 2003. For Preferred Shares Series 2, a dividend of 36.72 cents per share was declared and is payable on March 1, 2003 to shareholders of record February 17, 2003.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian — U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise noted. Unaudited condensed consolidated financial statements are attached.

Log on to www.falconbridge.com to access Falconbridge's quarterly teleconference which is being held at 3 p.m. (EDT) today, February 5, 2003. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:

Media: Caroline Casselman, Director, Communications & Public Affairs, 416-956-5781

Investor Relations: Denis Couture, Vice President, Communications & Public Affairs, 416-956-5706

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2002	December 31, 2001
	(unaudited — in thousands of Canadian dollars)
ASSETS
Current
Cash and cash equivalents	$259,933	$198,315
Accounts and metals settlements receivable	342,414	259,950
Inventories	447,889	460,891

Total current assets	1,050,236	919,156

Property, plant and equipment	2,880,042	2,924,779
Development and preproduction expenditures, net	1,074,528	1,062,897
Deferred expenses and other assets	198,784	162,628

Total assets	$5,203,590	$5,069,460

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$304,781	$312,663
Income and other taxes payable	19,164	10,964
Long-term debt due within one year (note 5)	99,731	113,133

Total current liabilities	423,676	436,760

Long-term debt (note 5)	1,565,413	1,349,553
Collahuasi project debt	357,390	404,635
Future income and mining taxes	186,997	216,922
Employee future benefits	239,569	248,271
Other long-term liabilities	115,258	103,265
Non-controlling interest	29,986	30,046

Total liabilities	2,918,289	2,789,452

Shareholders' equity	2,285,301	2,280,008

Total liabilities and shareholders' equity	$5,203,590	$5,069,460

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	(unaudited — in thousands of Canadian dollars)
Revenues	$695,065	$513,688	$2,394,035	$2,138,249

Operating expenses
Costs of metal and other product sales	526,778	397,070	1,732,828	1,593,350
Selling, general and administrative (note 2)	35,291	33,624	136,388	121,266
Amortization of development and preproduction
expenditures	12,796	32,795	88,337	89,061
Depreciation and depletion	64,172	64,689	260,367	241,792
Exploration	6,136	11,568	33,693	39,530
Research and process development	3,683	6,101	12,941	16,919
Other (income)/expense	(8,712)	(4,046)	(7,200)	10,273

	640,144	541,801	2,257,354	2,112,191

Operating income (loss)	54,921	(28,113)	136,681	26,058

Interest	(22,218)	(23,220)	(88,198)	(86,673)

Earnings (loss) before taxes and non-controlling interest	32,703	(51,333)	48,483	(60,615)
Income and mining taxes	214	29,780	24,819	75,402
Non-controlling interest in loss of subsidiaries	182	1,023	52	1,180

Earnings (loss) for the period	$33,099	$(20,530)	$73,354	$15,967
Dividends on preferred shares	(3,127)	(3,127)	(12,509)	(12,038)

Earnings (loss) attributable to common shares	$29,972	$(23,657)	$60,845	$3,929

Basic and fully diluted earnings (loss) per common share	$0.17	$(0.13)	$0.34	$0.02

FALCONBRIDGE LIMITED

EARNINGS (LOSS) CONTRIBUTIONS

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	(unaudited — in thousands of Canadian dollars)
Principal operations -
Integrated Nickel Operations (INO)	$52,023	$4,439	$146,636	$84,606
Falconbridge Dominicana, C. por A.	(1,813)	(17,499)	922	(18,175)

Nickel Operations	50,210	(13,060)	147,558	66,431

Kidd Creek Operations	(23,800)	(24,903)	(77,750)	(63,989)
Collahuasi	35,098	28,840	132,131	122,354
Lomas Bayas	8,094	2,804	27,963	7,618

Copper Operations	19,392	6,741	82,344	65,983
Corporate costs	(14,681)	(21,794)	(93,221)	(106,356)

Operating income (loss)	54,921	(28,113)	136,681	26,058
Interest	(22,218)	(23,220)	(88,198)	(86,673)
Income and mining taxes	214	29,780	24,819	75,402
Non-controlling interest in loss of subsidiaries	182	1,023	52	1,180

Earnings (loss) for the period	33,099	(20,530)	73,354	15,967
Dividends on preferred shares	(3,127)	(3,127)	(12,509)	(12,038)

Earnings (loss) attributable to common shares	$29,972	$(23,657)	$60,845	$3,929

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Period ended December 31, 2002		Period ended December 31, 2001
	Number	Amount	Number	Amount
	(unaudited — in thousands of Canadian dollars)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of year	176,977,146	$2,176,622	176,976,628	$2,176,612
Issued	583,386	12,105
Issued pursuant to employee stock options	42,900	738	518	10

Balance, end of period	177,603,432	2,189,465	176,977,146	2,176,622

Preferred shares Series 1
Balance, beginning and end of period	89,835	899	89,835	899

Preferred shares Series 2
Balance, beginning and end of period	7,910,165	197,753	7,910,165	197,753

Contributed surplus
Balance, beginning of year		—		—
Amortization of fair value of stock options		3,059		—

Balance, end of period		3,059		—

(Deficit)
Balance, beginning of year		(101,932)		(34,966)
Adjustment for change in accounting policy
Stock based compensation (note 2)		(245)		(105)
Earnings for the year		73,354		15,967
Dividends — Common shares		(70,799)		(70,790)
— Preferred shares		(12,509)		(12,038)
Stock option plan market growth option payments, net of taxes
Share Issue Costs		(410)		—

Balance, end of period		(112,541)		(101,932)

Cumulative translation adjustment
Balance, beginning of year and end of period		6,666		6,666

Total shareholders' equity		$2,285,301		$2,280,008

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	(unaudited — in thousands of Canadian dollars)
Operating activities
Earnings (loss) for the period	$33,099	$(20,530)	$73,354	$15,967
Add (deduct) items not affecting cash
Depreciation and depletion	64,172	64,689	260,367	241,792
Amortization of development and preproduction expenditures	12,795	32,795	88,336	89,061
Future income and mining taxes	(6,366)	(22,803)	(39,977)	(75,228)
Non-controlling interest in loss of subsidiaries	(182)	(1,023)	(52)	(1,180)
Other	5,472	(17,526)	38,205	(2,642)
Contributions to pension fund less than (in excess of) provision	(310)	(13,292)	(8,701)	(9,452)

Cash provided by operating activities before working capital changes	108,680	22,310	411,532	258,318
Net change in receivables, inventories and payables	12,121	69,392	(70,105)	96,129

Cash provided by operating activities	120,801	91,702	341,427	354,447

Investing activities
Capital expenditures and deferred project costs	(97,735)	(133,711)	(357,740)	(348,328)
Acquisition of Lomas Bayas	—	0	—	(100,729)
Cash acquired as part of Lomas Bayas acquisition	—	0	—	16,867
Proceeds on disposal of assets	575	129	823	571
Change in other assets	(1,637)	3,843	(16,446)	(16,584)

Cash used in investing activities	(98,797)	(129,739)	(373,363)	(448,203)

Financing activities
Long-term debt, including current portion:
Issued	—	212,077	383,400	486,320
Repaid	(16,916)	(297,147)	(219,940)	(339,366)
Short-term debt repaid	—	1,665	—	(22,503)
Dividends paid	(18,891)	(21,792)	(82,339)	(82,828)
Issue of common shares	11,695	—	12,433	10

Cash provided by (used in) financing activities	(24,112)	(105,197)	93,554	41,633

Cash provided (used) during the period	(2,108)	(143,234)	61,618	(52,123)
Cash and cash equivalents, beginning of period	262,041	341,549	198,315	250,438

Cash and cash equivalents, end of period	$259,933	$198,315	$259,933	$198,315

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	(unaudited)
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	20,468	18,630	70,757	64,219
Nickel purchased for resale	—	402	396	1,020

Total	20,468	19,032	71,153	65,239

Copper	13,764	11,647	54,495	34,514
Precious metal revenues ($000's)	26,526	40,042	117,066	191,053
Ferronickel	7,164	4,772	21,446	24,572
Kidd Creek Division
Zinc (including metal in concentrate)	39,719	32,371	148,418	141,671
Copper (including metal in concentrate)	31,370	25,345	110,575	105,143
Silver (000's ounces)	1,235	781	3,723	3,256
Collahuasi
Copper (including metal in concentrate)	49,757	48,007	187,524	191,858
Lomas Bayas
Copper	15,600	14,266	60,265	27,415
Total Sales
Nickel	27,632	23,804	92,599	89,811
Copper	110,491	99,265	412,859	358,930
Average prices realized (U.S.$ per pound, except silver)
Nickel	$3.28	$2.36	$3.14	$2.79
Ferronickel	3.19	2.29	3.16	2.85
Copper	0.72	0.65	0.72	0.70
Zinc	0.38	0.38	0.39	0.44
Silver (U.S.$ per ounce)	4.54	4.35	4.61	4.39
Exchange rate before hedge (US$1=Cdn$)	$1.57	$1.58	$1.57	$1.55
Exchange rate after hedge (US$1=Cdn$)	$1.57	$1.54	$1.56	$1.52

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	(unaudited)
Mine production (tonnes)
Sudbury
Nickel	6,633	8,195	27,833	25,226
Copper	7,329	8,946	31,050	22,858
Raglan
Nickel	7,143	6,369	24,636	24,570
Copper	1,822	1,757	6,500	6,915
Falcondo
Ferronickel	6,091	2,500	23,303	21,662
Kidd Mining Division
Copper	12,650	13,842	45,434	42,340
Zinc	24,259	27,694	104,083	81,670
Silver (000's ounces)	916	1,086	3,671	2,865
Collahuasi
Copper	45,723	51,341	185,014	193,135
Lomas Bayas
Copper	15,421	14,778	59,304	24,702
Total mine output
Nickel	19,867	17,064	75,772	71,458
Copper	82,945	90,664	327,302	289,950
Metal production (tonnes)
Sudbury — Smelter output
Nickel	18,105	15,755	57,854	54,892
Copper	6,445	5,773	20,518	17,892
Nikkelverk — Refinery output
Nickel	21,296	19,828	68,530	68,221
Copper	9,280	8,403	30,632	26,722
Falcondo
Ferronickel	6,091	2,500	23,303	21,662
Kidd Metallurgical Division
Zinc plant output — zinc	38,592	35,904	145,309	140,073
Copper Cathode — refinery output	36,059	34,824	146,526	127,824
Blister Copper	35,955	36,366	144,094	132,100
Collahuasi
Copper	6,876	7,056	26,678	26,180
Lomas Bayas
Copper	15,421	14,778	59,304	24,702
Total refined output
Nickel	27,387	22,328	91,833	89,883
Copper	67,636	65,061	263,140	205,428

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

1.    ACCOUNTING POLICIES

        The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2001 Annual Report.

2.    CHANGE IN ACCOUNTING POLICIES

        Effective January 1, 2002 the Corporation adopted retroactively, without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-Based Compensation and Other Stock-Based Payments. The effect of adopting the standard was to decrease retained earnings by $0.2 million.

        In 2002, the Corporation amended the terms of its outstanding stock options to eliminate the cash settlement feature.

        The Corporation now accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 that are direct awards of stock is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

        In 2002, the Corporation granted 1.1 million stock options at a price of $16.58 per share. These options have a ten-year term, vesting 20% per year over the first four years, with the fifth year tranche carrying an accelerated vesting feature. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 10-year term, 37% volatility, a weighted average expected dividend of 2.4% annually and an interest rate of 5.4%, and is being charged against income over its vesting period. In addition, 100,000 stock options were issued at a price of $17.45 per share and are being valued using the Black-Scholes valuation model.

        Selling, general and administrative expenses to December 31, 2002, include stock option compensation costs of $4.0 million.

3.    EXCHANGE GAINS AND LOSSES

        Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are denominated in foreign currencies, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Falconbridge uses foreign currency exchange contracts to hedge its U.S. dollar sales revenue. Included in revenues in the period are exchange losses of $11.0 million (2001 — $39.0 million) in relation to these hedges. Falconbridge also has foreign currency exchange contracts relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities. Included in other (income)/expense are exchange gains of $13.3 million (2001 — losses of $1.0 million).

4.    SEGMENTED INFORMATION

	Nickel				Copper
(MILLIONS)	INO		Falcondo		Kidd Creek		Collahuasi		Lomas Bayas		Corporate and other		Total
Quarter ended December 31, 2002
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$314		$79		$157		$105		$40		$—		$695
Operating income (loss)	52		(2)		(24)		35		8		(14)		55
Depreciation, depletion and amortization	30		3		16		21		6		1		77
Property, plant & equipment	1,294		131		928		1,372		222		8		3,955
Capital expenditures & deferred projects costs	33		7		22		35		1		—		98
Quarter ended December 31, 2001
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$245		$37		$113		$86		$32		$—		$513
Operating income (loss)	5		(17)		(25)		28		3		(22)		(28)
Depreciation, depletion and amortization	50		2		21		19		6		—		98
Property, plant & equipment	1,348		121		895		1,380		231		13		3,988
Capital expenditures & deferred projects costs	20		7		65		7		2		32		133
Year ended December 31, 2002
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$1,088		$234		$534		$386		$152		$—		$2,394
Operating income (loss)	147		1		(78)		132		28		(93)		137
Depreciation, depletion and amortization	152		11		79		81		23		3		349
Property, plant & equipment	1,294		131		928		1,372		222		8		3,955
Capital expenditures & deferred projects costs	110		22		124		84		17		1		358

Year ended December 31, 2001
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$969		$237		$505		$366		$61		$—		$2,138
Operating income (loss)	85		(18)		(64)		122		8		(107)		26
Depreciation, depletion and amortization	160		12		75		74		10		—		331
Property, plant & equipment	1,348		121		895		1,380		231		13		3,988
Capital expenditures & deferred projects costs	99		23		162		29		2		33		348
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

5.    LONG-TERM DEBT

        In December 2002, the Corporation renegotiated its existing credit facilities (individually a "Credit Facility" and collectively the "Credit Facilities"). At December 31, 2002, the Corporation has unsecured evergreen credit facilities with various banks outstanding. These Credit Facilities include U.S.$390.0 million of 3-year revolvers that mature on December 13, 2005 and a U.S.$25.0 million revolving/non-revolving term facility maturing on January 31, 2005. The aggregate principal amount of the Credit Facilities is U.S.$415.0 million. The revolving period of the credit facilities may be renewed and extended annually to maintain the three year term of the revolver. Borrowings may be made under the Credit Facilities in Canadian dollars in the form of prime rate loans or bankers' acceptances or in U.S. dollars in the form of U.S. base rate loans or LIBOR loans. In some cases, borrowings may be in the form of Letters of Credit which offset amounts available under the Credit Facility. As at December 31, 2002 the Corporation had borrowed U.S.$63.5 million (2001 — Nil) and had drawn Letters of Credit totaling U.S.$36.5 million (2001 — Nil) under a Credit Facility. As at December 31, 2002 the Corporation had Commercial Paper outstanding of U.S.$27.6 million (2001 — U.S.$98.1 million) and Cdn$10.0 million (2001 — Cdn$170.1 million).

        In December 2002, Lomas Bayas renegotiated the term loan due January 2003. The term was extended to January 31, 2008 with semi-annual principal repayments of U.S.$7.5 million, commencing July 31, 2003. Under the terms of the agreement the Corporation has guaranteed the repayment of the debt. As at December 31, 2002 Lomas Bayas had borrowed U.S.$90.3 million (December 31, 2001 — U.S.$98.0).

        In November 2002, Collahuasi negotiated U.S.$270.0 million of additional replacement Senior Debt to partially finance the Ujina/Rosario transition/expansion project. The principal of the initial Senior Debt is repayable in successive, semi-annual installments which commenced in December 1999, continuing until December 2009. Proceeds from drawdowns from the replacement Senior Debt are used to make the scheduled initial Senior Debt interest and principal payments during project construction. The principal of the replacement is payable in 10 successive, semi-annual installments following completion of the project.

        In 2002, the Corporation issued US$250.0 million, 7.35% debentures, repayable in June 5, 2012. The Corporation has entered into a number of interest rate swap agreements converting the fixed rate into a floating rate.

6.    EMPLOYEE FUTURE BENEFITS

        Falconbridge's post employment benefit expense for the year ended December 31, 2002 was $72 million (December 31, 2001 — $56 million) which included $47 million for its pension benefit plans and $25 million for other benefit plans (December 31, 2001 — $36 million and $20 million respectively).

        The deficit status of Falconbridge's post employment plans as at December 31, 2002 and December 31, 2001 are as follows:

	Pension Benefits		Other Benefit Plans
	December 31,		December 31,
	2002	2001	2002	2001
Deficit	278	198	244	239

        The increase in the Falconbridge's post employment benefit plan deficit since December 31, 2001 is primarily the result of progressive declines in the investment markets.

        During the year ended December 31, 2002, $52 (December 31, 2001 — $40 million) in employer contributions were made to Falconbridge's pension funds.

7.    COMPARATIVE AMOUNTS

        Certain of the comparative figures have been restated to conform to the current year's presentation.

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SIGNATURES
FALCONBRIDGE REPORTS PROFIT OF $73.4 MILLION IN 2002 Fourth quarter earnings total $33.1 million
Management's Discussion & Analysis
Operations
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
CONSOLIDATED STATEMENTS OF EARNINGS
EARNINGS (LOSS)  CONTRIBUTIONS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
SALES OF PRODUCTS AND AVERAGE REALIZED PRICES
PRODUCTION DURING THE PERIOD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002